Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Oscilla Power, Inc.
4240 GILMAN PL W STE C
SEATTLE, WA 98199
https://www.oscillapower.com/

Up to $2,999,994.90 in Common Stock at $2.03
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Oscilla Power, Inc.
Address: 4240 GILMAN PL W STE C, SEATTLE, WA 98199
State of Incorporation: DE
Date Incorporated: August 06, 2009

Terms:

Equity

Offering Minimum: $9,999.78 | 4,926 shares of Common Stock
Offering Maximum: $2,999,994.90 | 1,477,830 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.03
Minimum Investment Amount (per investor): $148.23

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

This is what was offered previously during the Microventures raise (edited slightly changing the particular version of the Triton the Investors' names will be on) -

Level 1: $250 - "I invested in Wave Energy Technology" T-shirt with Oscilla Power Logo and Triton Device images printed on it.

Level 2: $500 - Oscilla Power thermal mug with design created by local artist.

Level 3: $2,000 - Virtual meeting with Oscilla Power Management team with the chance to get questions answered.

Level 4: $10,000 - Name of the investor, or other individual or company of donor's choice, recognized on a plaque that will be installed on the utility-scale Triton prototype to be deployed in india. This would be displayed in a prominent location on the exterior of the wave energy device.

Level 5: $25,000 - Visit to the OPI facility in Seattle and a meet and greet with the team, followed by dinner at a local restaurant with the Management Team. Airfare and 2 nights hotel included.

All awards are cumulative - a higher level investment would get all the perks included in the levels below it.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Oscilla Power, Inc. referred to herein as "Oscilla Power" or the "Company," is a Delaware corporation, formed on August 6, 2009. The Company was originally incorporated as HSR Inc. and changed its name to "Oscilla Power, Inc." on September 22, 2009.

Description of the Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low-cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW (1 megawatt) rated Triton system, and a community-scale 100kW (100 kilowatt) rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Business Plan

We aim to ultimately bring our commercial-scale ocean wave energy device to market by partnership with or acquisition by an existing supplier of utility-scale power generation equipment such as General Electric Company, Siemens AG, or one of their competitors, or as a self-standing provider of wave energy convertor equipment. As is currently done for utility-scale wind and solar projects, we believe that our systems will be sold to project developers, independent power producers (IPP), and electric utilities. Projects ultimately involving equipment sale to an IPP or utility will often involve the early establishment of rights and obligations between the wave energy converter supplier and a project developer.

Our ultimate target customer is the electric utility. Given the high cost of electric transmission, we are particularly focused on coastal utilities. Within the U.S., key coastal utilities in California, Oregon, Washington, and Hawaii are our target early-adopters. We believe these areas represent a promising combination of wave energy density and gross demand for electricity in the United States. Electric utilities on the east coast, near the Gulf of Mexico, and in Alaska are also potential customers for the Triton WEC.

Competitors and Industry

According to Allied Market Research, the global wave energy market was valued at $4.00 billion in 2019 and has been projected to reach $21.65 billion by 2027, growing at a CAGR of 23.5% between 2020 and 2027. Wave energy can be an excellent complementary resource to existing renewable energy sources such as solar and wind. Nearly half the world's population lives near a coastline, and there is over 20,000 terra-watt hours of annual average wave power incident on the world's coastlines, making it an outstanding potential resource that is adjacent to locations of high demand. Outside the U.S., key target geographies for Triton's commercialization include India, the U.K., Portugal, Canada, Japan, South Africa, Australia, and New Zealand. The U.K. is generally seen as a world leader when it comes to wave energy; the UK Government's Marine Energy Programme has established a set of policies across government agencies to try and enable industry to move to commercial deployment within five years by providing reasonable strike prices in the range of 30c/kWh for initial plants as part of the contracts for difference (CfD) program. There are test sites available for validating full-scale systems such as the European Marine Energy Centre funded by the Scottish Government, Highlands and Islands Enterprise, The Carbon Trust, UK Government, Scottish Enterprise, the European Union and Orkney Islands Council.

The Company's primary competitors are wave energy technology developers such as Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. While ocean wave energy is a nascent market, Oscilla Power is among a handful of leading developers whose products can potentially deliver electric power at prices competitive with other renewable sources, especially when coupled with energy storage, and make inroads into the high potential ocean wave energy market. The competitive landscape is rapidly evolving.

Current Stage and Roadmap

Current Stage

We are in advanced product development for two products: our Triton utility-scale 1MW rated wave energy converter and the 100kW rated Triton-C. Both products focus on harnessing the power from ocean waves into useable energy for consumers and communities. In addition, we have early development projects underway to look at very small-scale devices that can produce milli-watts to 100s of Watts of power, either as self-standing devices or integrated into other marine systems.

We are currently in a product development phase and receive funding from the U.S. Department of Energy and the State of Washington, based on a competitive grants process. Our eventual target customers for our utility-scale systems after we transition to become an energy equipment supplier will be project developers, electric utilities, and independent power providers.

Future Roadmap

The funds from the StartEngine round will be used to achieve a key milestone for the company, namely the construction and demonstration of the first commercial-scale 1 Mega-Watt system in India (2022/23).

Additional future milestones include -

1. Demonstration of utility-scale systems in Western Europe and the US West Coast.

2. Establishing manufacturing capacity for manufacturing equipment for 50-100 MW wave farms.

3. Securing sales orders for larger 30-100 MW plants.

The Team

Officers and Directors

Name: Balakrishnan Nair

Balakrishnan Nair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 15, 2021 - Present
  Responsibilities: Business and strategic leadership, general management, fundraising. Annual salary of $208,000, plus equity.

- **Position:** President & Co-Founder
  Dates of Service: August 06, 2009 - Present
  Responsibilities: Business and strategic leadership, general management, fundraising

Other business experience in the past three years:

- **Employer:** Oscilla Power Inc.
  Title: Chief Technology Officer
  Dates of Service: August 10, 2009 - April 14, 2021
  Responsibilities: Technical leadership

Other business experience in the past three years:

- **Employer:** HiFunda LLC
  Title: Board Chairman (previously President)
  Dates of Service: July 18, 2008 - Present
  Responsibilities: Board level business oversight for HiFunda and its affiliate Solution Spray Technologies LLC, supporting management

Name: Rahul Shendure

Rahul Shendure's current primary role is with CarbonBuilt. Rahul Shendure currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Board of Directors
  Dates of Service: August 10, 2009 - Present
  Responsibilities: Coordinate board level activities for Oscilla Power Inc. Rahul currently receives equity compensation but does not take a salary.

Other business experience in the past three years:

- **Employer:** CarbonBuilt
  Title: CEO & Director
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Business and strategic leadership, general management, fundraising

Other business experience in the past three years:

- **Employer:** Bellwether Bio
  Title: CEO & Co-Founder
  Dates of Service: January 01, 2016 - January 01, 2019
  Responsibilities: Business and strategic leadership, general management, fundraising

Name: Rick ("Eric") Luebbe

Rick ("Eric") Luebbe's current primary role is with Group14 Technologies. Rick ("Eric") Luebbe currently services Average of an hour or less per week at Oscilla Power. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 01, 2015 - Present

Responsibilities: Company oversight. Eric currently does not receive a salary or equity compensation for this role, and only receives equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Group14 Technologies
  Title: CEO & Co-Founder
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Managing overall company operations

Other business experience in the past three years:

- **Employer:** EnerG2
  Title: CEO & Co-Founder
  Dates of Service: January 01, 2003 - October 01, 2018
  Responsibilities: Managing overall company operations

Name: Kristin Martinez

Kristin Martinez's current primary role is with OneEnergy Renewables. Kristin Martinez currently services Average of an hour or less per week at Oscilla Power. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Company oversight. Kristin currently does not receive a salary and only receives equity compensation for this role.

Other business experience in the past three years:

- **Employer:** OneEnergy Renewables
  Title: CFO
  Dates of Service: October 01, 2013 - Present
  Responsibilities: Developing and managing new ventures.

Other business experience in the past three years:

- **Employer:** Sound Point Ventures LLC
  Title: Founder
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Responsible for business plans

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may never have an operational product or service

It is possible that there may never be an operational Triton or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Triton System. Delays or cost overruns in the development of our Triton system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with many small companies and some larger, established companies who currently have prototypes and initial products at various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Oscilla Power Inc. was formed in 2009 and is only completing its initial product development activities. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Oscilla Power Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has no sales revenue yet. If you are investing in this company, it's because you think that the Triton system is a good idea, that the team will be able to

successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns over 25 patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation by US and foreign government agencies. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Oscilla Power or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Oscilla Power could harm our reputation and materially negatively impact our financial condition and business.

We are an early stage company, with limited operating history.

We are an early stage company. We were formed as a corporation in Delaware on August 6, 2009. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We plan to transition to an equipment manufacturing entity after our initial product

development phase is completed.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Once we transition to an equipment manufacturing entity, we intend to operate in many countries, including but not limited to the United States, India, the United Kingdom, Canada, Australia, New Zealand, South Africa, Chile, Western European Countries, Indonesia, and the Pacific Islands.

Our operations are expected to be subject to the effects of global competition and geopolitical risks. They are also affected by local demand for energy in general and renewable energy in particular, economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

In order for the Company to compete, grow and transition to a manufacturing entity, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel with new skills and may require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of or inability to attract customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our wave energy converters is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small focused developers of wave energy converters, primarily in Europe and the US, such as Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. Our assessment is that we are similarly funded and have similar resources to our major competitors. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Accordingly, if one or more of our competitors commercialize products more rapidly or effectively than we are able to, that would adversely affect our competitive position, and give those entities a first mover advantage.

We rely on other companies to provide major components and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations both during our current product development phase, as well as after we transition to becoming an equipment manufacturer. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular components and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Once we start equipment sales, we expect that customers will likely finance purchases of our products, namely wave energy converters

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates may impair customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is expected to be highly correlated with general economic conditions.

A substantial portion of our revenue will be tied to overall growth of the energy industry in general and the renewable energy industry in particular, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as environmental permitting. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, stricter enforcement of existing laws and regulations, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Balakrishnan Nair and Tim Mundon, who are President & CEO and Vice President of Engineering respectively. The Company has employment agreements with Balakrishnan Nair, and Tim Mundon although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Balakrishnan Nair, Tim Mundon, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are currently dependent on, and in the future expect to depend on, a few major customers for a substantial portion of our net sales

For example, during fiscal year ended December 31, 2019, the U.S. Department of Energy and State of Washington Department of Commerce accounted for 100% percent of our net revenues. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our revenue base, a significant portion of our revenue is derived from a relatively small number of sources. Consequently, a significant loss of business from, or adverse performance by, our major revenue sources, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows. Most of our significant government contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, we have taken our best efforts to protect our intellectual property right, however the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no absolute assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and timeconsuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people

The Company is dependent on Balakrishnan Nair and Tim Mundon in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Balakrishnan Nair or Tim Mundon die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. currently, and expected to be subject to various types of taxes in the countries we choose to operate in in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

During the fiscal year ended December 31, 2020, we generated 100% of our revenues from publicly funded R&D projects at the federal and state levels.

As a result, if public funding for projects decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected. However, this is not the long-term strategy for the

Company, but is rather the current focus for the development of its product.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities.

In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

Most of our project awards are determined through a competitive bidding process in which price is one of the determining factors.

We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or verticalintegration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

In some instances, including in the case of many of our current R&D contracts and expected future manufacturing contracts which may be fixed unit price contracts, we may guarantee that we will complete a project by a certain date.

Any failure to meet the contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages (the company generally avoids entering into such contracts with these liquidated damages), liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our current and future employees and others may be in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces.

Therefore, safety is one of the primary focuses of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The majority of our future revenues from equipment sales are expected to be are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts may require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We will realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts may vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to: • Failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract; • Contract or project modifications creating unanticipated costs not covered by change orders; • Failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations; • Delays in quickly identifying and taking measures to address issues which arise during contract execution; • Changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment; • Claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; • Difficulties in obtaining required governmental permits or approvals; • Availability and skill level of workers in the geographic location of a project; • Citations issued by any governmental authority, including the Occupational Safety and Health Administration; • Unexpected labor conditions or work stoppages; • Changes in applicable laws and regulations; • Fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and • Mechanical problems with our machinery or equipment.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels

Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our future manufacturing operations may be subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water

We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace.

As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We may bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment may require continuous maintenance, which we generally would expect to provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

Our future manufacturing operations may be subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment

New laws and regulations, stricter enforcement of existing laws and regulations, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the energy industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price

Insufficient funds risk
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may not be able to meet its milestones and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
HiFunda, LLC (wholly-owned by Nair Holdings LLC, which is wholly-owned by the CEO, Balakrishnan Nair)	1,068,192	Common Stock	11.32
	21,332	Series 1 Preferred Stock	
	24,102	Series 4 Preferred Stock	
Rahul Shendure	987,050	Common Stock	10.28
	23,852	Series 1 Preferred Stock	
Paul Mashikian	634,363	Series 1 Preferred Stock	22.59
	352,481	Series 2 Preferred Stock	
	833,154	Series 3 Preferred Stock	
	245,579	Series 3-B Preferred Stock	
	162,223	Series 4 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, Series 3-B Preferred Stock, Crowd Notes , Series 4 Preferred Stock, and Stock Options. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,477,830 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 2,769,456 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 422,391 shares to be issued pursuant to outstanding warrants.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series 1 Preferred Stock

The amount of security authorized is 1,424,118 with a total of 1,424,118 outstanding.

Voting Rights

1 vote per share for each share of Common Stock into which share of Preferred Stock could then be converted.

Material Rights

Dividend Rights

The holders of shares of Preferred Stock shall be entitled to receive dividends, on a pari passu basis, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.1176 per share per annum on each outstanding share of Series 1 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

Liquidation Rights

After payment in full of the Series 4 Liquidation Preference, Series 3 Liquidation Preference & Series 3-B Liquidation Preference, the holders of Series 1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof: (i) One Dollar and Forty-Seven Cents ($1.47) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 1 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 1 Preferred Stock then held by such holders (the "Series 1 Liquidation Preference").

Conversion Rights

Each share of Series 1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing One Dollar and Forty-Seven Cents ($1.47) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 1 Original Issue Price") by the per share conversion price for the Series 1 Preferred Stock (the "Series 1 Conversion Price"), which shall be One Dollar Twenty-Eight and Forty-One Hundredths Cents ($1.2841).

Series 2 Preferred Stock

The amount of security authorized is 880,687 with a total of 880,687 outstanding.

Voting Rights

1 vote per share for each share of Common Stock into which share of Preferred Stock could then be converted.

Material Rights

Dividend Rights

The holders of shares of Preferred Stock shall be entitled to receive dividends, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.0691 per share per annum on each outstanding share of Series 2 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

Liquidation Rights

After payment in full of the Series 4 Liquidation Preference, Series 3 Liquidation Preference & Series 3-B Liquidation Preference, the holders of Series 2 Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof: Eighty-Six and Thirty-Seven One Hundredths Cents ($0.8637) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 2 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 2.

Conversion Rights

Each share of Series 2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Eighty-Six and Thirty-Seven One Hundredths Cents ($0.8637) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 2 Original Issue Price") by the per share conversion price for the Series 2 Preferred Stock (the "Series 2 Conversion Price"), which shall initially be Eighty-Six and Thirty-Seven One Hundredths Cents ($0.8637).

Series 3 Preferred Stock

The amount of security authorized is 2,183,440 with a total of 2,183,440 outstanding.

Voting Rights

1 vote per share for each share of Common Stock into which share of Preferred Stock could then be converted.

Material Rights

Dividend Rights

The holders of shares of Preferred Stock shall be entitled to receive dividends, on a pari passu basis, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the

Corporation) on the Common Stock of the Corporation, at the rate of $0.0814 per share on each outstanding share of Series 3 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series 3 Preferred Stock and Series 3-B Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series 1 Preferred Stock, Series 2 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount equal to One Dollar One and Eight-Tenths Cents ($1.018) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 3 Preferred Stock and Series 3-B Preferred Stock then held by such holders (the "Series 3 & 3-B Liquidation Preference").

Conversion Rights

Each share of Series 3 Preferred Stock and Series 3-B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of filly paid and nonassessable shares of Common Stock as is determined by dividing One Dollar One and Eight-Tenths Cents ($1.018) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") by the per share conversion price for the Series 3 Preferred Stock and Series 3-B Preferred Stock (the "Series 3 & 3-B Conversion Price"), which shall initially be One Dollar One and Eight-Tenths Cents ($1.018).

Series 3-B Preferred Stock

The amount of security authorized is 397,835 with a total of 397,835 outstanding.

Voting Rights

1 vote per share for each share of Common Stock into which share of Preferred Stock could then be converted.

Material Rights

Dividend Rights

The holders of shares of Preferred Stock shall be entitled to receive dividends, on a pari passu basis, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.0814 per share on each outstanding share of Series 3-B Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series 3 Preferred Stock and Series 3-B Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series 1 Preferred Stock, Series 2 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount equal to One Dollar One and Eight-Tenths Cents ($1.018) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 3 Preferred Stock and Series 3-B Preferred Stock then held by such holders (the "Series 3 & 3-B Liquidation Preference").

Conversion Rights

Each share of Series 3 Preferred Stock and Series 3-B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of filly paid and nonassessable shares of Common Stock as is determined by dividing One Dollar One and Eight-Tenths Cents ($1.018) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") by the per share conversion price for the Series 3 Preferred Stock and Series 3-B Preferred Stock (the "Series 3 & 3-B Conversion Price"), which shall initially be One Dollar One and Eight-Tenths Cents ($1.018).

Crowd Notes

The security will convert into Standard preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $855,377.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $13,000,000.00
Conversion Trigger: In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock

Material Rights

In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $13 million by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Series 4 Preferred Stock

The amount of security authorized is 601,000 with a total of 600,723 outstanding.

Voting Rights

1 vote per share for each share of Common Stock into which share of Preferred Stock could then be converted.

Material Rights

Dividend Rights

The holders of shares of Preferred Stock shall be entitled to receive dividends, on a pari passu basis, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.1123 per share on each outstanding share of Series 4 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series 4 Preferred Stock shall be entitled to receive, on a pari passu basis with Series 3 Preferred Stock and Series 3-B Preferred Stock, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series 1 Preferred Stock, Series 2 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount equal to One Dollar and Forty and Thirty-Five Hundredths Cent ($1.4035) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 4 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 4 Preferred Stock then held by such holders (the "Series 4 Liquidation Preference").

Conversion Rights

Each share of Series 4 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of filly paid and nonassessable shares of Common Stock as is determined by dividing One Dollar and Forty and Thirty-Five Hundredths Cent ($1.4035) per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 4 Original Issue Price") by the per share conversion price for the Series 4 Preferred Stock (the "Series 4 Conversion Price"), which shall initially be One Dollar and Forty and Thirty-Five Hundredths Cent ($1.4035).

Stock Options

The amount of securities outstanding is 1,403,575.

Material Rights

The total options outstanding of 1,403,575 shares include 453,647 shares under the 2010 Stock Plan and 949,928 shares under the 2021 Stock Plan.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Crowd Notes
  Final amount sold: $395,495.00
  Use of proceeds: Research and Development and General Corporate Purposes
  Date: July 01, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $540,000.00
  Use of proceeds: General Working Capital, R&D, Execution of Company Milestones
  Date: May 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Crowd Notes
  Final amount sold: $459,882.00
  Use of proceeds: Triton C Deployment in Hawaii, Marketing, Patents, and General Business Expenses
  Date: December 23, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

As of Dec. 31, 2020, our most recent financing was a crowdfunding offering through Microventures, where we raised $855,377 via crowd notes in June 2020 – March 2021. Prior to this raise, we conducted a $540,000 financing in May through June 2017. We are currently focusing on R&D/product development rather than generating revenue/profits. While we are not certain when or if we will generate profits in the future, we intend to devote our resources to completing the construction of and deploying our community scale and utility scale products in Hawaii and India respectively in 2020-2022, and anticipate starting to generate revenues from project developers after that.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: (i) Complete the construction of our first commercial (community-scale) prototype to be deployed in Hawaii; (ii) Obtain the necessary permits for deployment of our system in Hawaii; (iii) Continue the business development activities needed to secure local support and partial financing for deployment of our first utility-scale system in India; and (iv) Continue to maintain existing patents, prosecute pending patents, and file new patents.

Revenue increased from $0 in 2019 to $19,317 in 2020, as a result of reimbursements by the DOE for equipment expenses related to the construction of the Triton C prototype system to be deployed in Hawaii in 2021.

Expenses increased from $2,496,714 in 2019 to $4,645,690 in 2020. General and administrative operating expenses remained relatively flat. Research and development expenses increased from $447,020 in 2019 to $2,441,994 in 2020 related to the construction of the Triton C prototype system. Marketing increased from $2,203 to $105,987 due to our previous Microventures Reg CF raise.

Historical results and cash flows:

Historical results and cash flow will be representative of what investors should expect in the short term. Oscilla Power Inc. has not started sales yet, and Oscilla Power's revenues over the past few years have come from various grants and contracts with federal and state agencies. While the grants provide enough cash flow for Oscilla Power, the amounts received in 2020 and 2021 are expected to be greater than 2022/2023 as we were reimbursed for the construction of our Triton C system being deployed in Hawaii by US DOE which was a large multi-million dollar project. In the long term (2024 and beyond), however, Oscilla Power aims to transition to be an equipment provider and the sales will no longer be representative.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $189,006.38 cash on hand as of 5/10/2021 and an estimated $175,000 in accounts receivable. A number of these grants mentioned above will continue through the coming 2-3 years. Essentially, Oscilla Power Inc. has sufficient cash flow from these grants to have sufficient runway for at least 18-24 months without additional capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While we do not need the additional capital raised just for continuing operations, it is nevertheless critical as it will mainly be used to advance the strategic goals of the company and deploy our first utility-scale system in India (>70%). The balance of the funds raised will go towards campaign marketing, patent prosecution/maintenance, general business expenses and StartEngine fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company expect to operate 18-24 months based on projected grant revenues. We will not be able to deploy the utility-scale system in India without raising the maximum.

If we raise our minimum funding goal, we anticipate expending the campaign funds in 1 month.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for 24-36 months.

If we reach our maximum funding goal, we expect to spend the campaign funds in 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are three pending grants that we have applied for, and we believe that we have a good chance of being awarded one or more of these. It is also likely that US DOE or other national/state agencies may come out with new grants/contract opportunities, and we may compete for these and could be selected for one or more of these in the future.

Indebtedness

- **Creditor:** Chase Business Card
  Amount Owed: $1,664.52
  Interest Rate: 13.24%
  Payment is made monthly.

- **Creditor:** Oscilla Power Inc., Deferred Officer Salary
  Amount Owed: $316,323.00
  Interest Rate: 0.0%
  The Company will not use funds from this crowdfunding offering to pay this debt.

- **Creditor:** Patent Legal Fees
  Amount Owed: $22,676.45
  Interest Rate: 0.0%
  Payment is made when possible.

- **Creditor:** Crowd Notes
  Amount Owed: $388,339.00
  Interest Rate: 0.0%
  In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $13 million by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Related Party Transactions

- **Name of Entity:** HiFunda LLC
  Names of 20% owners: Company solely controlled by President, Balakrishnan Nair
  Relationship to Company: President
  Nature / amount of interest in the transaction: Cash and assignment of Intellectual Property pursuant to the Intellectual Property Assignment Agreement dated as of December 15, 2009.
  Material Terms: HiFunda LLC owns shares of Common Stock and Series 1 Preferred Stock of the Company, and holds a convertible note.

- **Name of Entity:** Balakrishnan Nair
  Relationship to Company: Officer & Director
  Nature / amount of interest in the transaction: $316,323
  Material Terms: The Company will not use funds from this crowdfunding offering to pay this debt.

Valuation

Pre-Money Valuation: $20,021,965.11

Valuation Details:

The company determined its valuation based on an analysis of the following factors.

We recently converted outstanding promissory notes (other than Crowdnotes into shares of Series 4 Preferred Stock). Since that valuation cap was set, we have had significant value increasing and risk reduction events that justifies an increase in valuation to $20 Million (over $4 million in additional funding and DOE approval of moving forward to the deployment stage of the Triton C system for Hawaii).

In addition, discounted cash flow analysis based on projected Triton sales based on projected cash flows with a discount factor of 50% yields a net present value of approximately $20 Million.

The projections are based on sales in regions with a strong wave energy resource and/or high local demand for renewable energy. Pricing is based on cost projections for the Triton System with high volume production at giga-watt scales of deployment. The projections are based on external market size projections (Fior Markets) and Oscilla Power capturing a fraction of the market as expected for a leading technology provider in the field.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, and all warrants and other securities with a right to acquire shares are exercised except for the Crowd Notes..

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Marketing towards fundraising and general awareness of company

- *Research & Development*
  46.5%
  Some of the work towards modeling the performance of the system in Indian waters

If we raise the over allotment amount of $2,999,994.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Marketing towards fundraising and general awareness of company

- *Research & Development*
  76.5%
  Some of the work towards modeling the performance of the system in Indian waters

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oscillapower.com/ (www.oscillapower.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oscilla-power

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Oscilla Power, Inc.

[See attached]

OSCILLA POWER, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

February 8, 2021

To: Board of Directors, OSCILLA POWER, INC.
       Attn: Balky Nair
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of OSCILLA POWER, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 8, 2021

OSCILLA POWER, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 242,385	$ 145,279
Accounts receivable	152,252	85,167
Other current assets	169	--
Total current assets	394,806	230,445
Fixed assets, net of accumulated depreciation	3,310	6,377
Intangible assets, net of accumulated amortization	151,642	156,905
Investment in subsidiary	2,921	2,921
Total Assets	**552,679**	**396,648**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts and credit cards payable	229,812	514,106
Accrued salary payable	316,323	316,323
Other current liabilities	758	758
Total Current Liabilities	546,893	831,186
Convertible notes payable	539,980	539,980
Interest payable	172,825	131,914
PPP loans payable	90,895	--
Note payable	388,339	--
Total Liabilities	1,738,932	1,503,080
SHAREHOLDER'S EQUITY		
Common Stock (15,000,000 authorized shares of $0.0001 par; 2,339,155 and 2,315,155 shares issued and outstanding as of December 31, 2020 and 2019)	234	232
Preferred Stock (6,904,805 authorized shares; 4,886,080 and 4,886,080 shares issued and outstanding as of December 31, 2020 and 2019)	489	489
Additional paid-in capital	4,953,512	4,944,849
Retained earnings	(6,140,489)	(6,052,412)
Total Shareholders' Equity	(1,186,253)	(1,106,841)
Total Liabilities and Shareholder's Equity	**$ 552,679**	**$ 417,531**

OSCILLA POWER, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 19,317	$ --
Operating expenses		
General and administrative, net of reimbursements	2,097,709	2,047,491
Research and development, net of reimbursements	2,441,994	447,020
Sales and marketing	105,987	2,203
Total operating expenses	(4,645,690)	(2,496,714)
Net Operating Income (Loss)	(4,626,373)	(2,496,714)
Vendor cost share reimbursement	4,331,334	769,498
Grant income	269,600	1,754,960
Other income (expense)	135	(47,631)
Interest income (expense), net	(49,904)	(50,908)
Depreciation (expense)	(224)	(3,045)
Amortization (expense)	(12,645)	(12,645)
Tax provision (benefit)	--	--
Net Income (Loss)	$ (88,077)	$ (86,485)

OSCILLA POWER, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$	# of shares	$			
Balance as of January 1, 2019	2,315,155	$ 232	4,886,080	$ 489	$ 4,994,100	$ (5,965,926)	$ (971,106)
Adjustments to additional paid-in capital					(49,251)		(49,251)
Net income (loss)						(86,485)	(86,485)
Balance as of December 31, 2018	2,315,155	$ 232	4,886,080	$ 489	$ 4,944,849	$ (6,052,412)	$ (1,106,841)
Issuance of common shares	24,000	2			8,663		8,665
Net income (loss)						(88,077)	(88,077)
Balance as of December 31, 2019	2,339,155	$ 234	4,886,080	$ 489	$ 4,953,512	$ (6,140,489)	$ (1,186,253)

OSCILLA POWER, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (88,077)	$ (86,485)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation and amortization	12,869	15,690
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(67,085)	144,318
(Increase) Decrease in other current assets	(169)	21,077
Increase (Decrease) in accounts and credit card payable	(284,294)	75,057
Increase (Decrease) in accrued salary payable	--	(44,000)
Increase (Decrease) in other current liabilities	--	200,115
Increase (Decrease) in interest payable	40,911	44,265
Net cash used in operating activities	(385,845)	370,037
Investing Activities		
Purchase / (release) of fixed assets	2,434	(1,916)
Costs of intellectual property	(7,382)	(139,841)
Investment in subsidiary	--	(1,520)
Net cash used in operating activities	(4,949)	(143,277)
Financing Activities		
Proceeds/(repayment) from notes payable and line of credit	479,234	(32,100)
Noncash prior period adjustment	--	(49,671)
Proceeds from common stock issuances	8,665	--
Net change in cash from financing activities	487,899	(81,771)
Net change in cash and cash equivalents	97,106	144,989
Cash and cash equivalents at beginning of period	145,279	290
Cash and cash equivalents at end of period	$ 242,385	$ 145,279

OSCILLA POWER, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

OSCILLA POWER, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 6, 2009. The Company operates as a leading research and development organization in the development of ocean wave technology. Upon successful completion of current research and development, the Company wishes to operate as a manufacturer in this energy market.

Since Inception, the Company is a development stage and has relied on securing loans, funding from founders and proceeds from product sales. As of December 31, 2020, the Company has incurred losses since inception. During the upcoming years, the Company is transitioning from being research and development focused to being an equipment vendor. These matters raise substantial concern about the Company's ability to continue as a going concern past its current government contracts. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and the receipt of funds from its government contracts. If the Company cannot secure additional capital, it may decide to delay projects until other funding can be secured. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in government priorities. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $242,385 and $145,279 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method, based on the estimated useful life of the asset, if any.

The Company reviews the carrying value of assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company did not have any fixed assets and there was no impairment.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the accrual of services income and the Company records this revenue as the services are performed. As the Company's products become more technologically feasible, it may realize other revenue streams.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment either upon proper invoicing or within 30 day of the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $152,252 and $85,167 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a "C" corporation for US federal tax purposes. The Company filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates members of management per their compensation agreements.

Because the Company is held closely by management, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

In 2019 and in previous years, the company issued a series of convertible notes payable in exchange for $540,000 cash for the purpose of funding continuing operations (the "Notes"). The Notes accrue interest at the rate of 7 percent per annum. In 2020 management amended the maturity date of convertible Notes occur on the second anniversary date of successful qualifying equity raise as outlined in the agreement. During 2020 and 2019, the Company has capitalized approximately $172,825 and $131,914, respectively interest related to the Notes. The Notes are recorded on the balance sheet net of $20 expenses incurred in offering the Notes.

These Notes convert at a ratio of 1:1 common stock and carry a discount factor of 75 percent. The notes and all accrued unpaid interest will automatically convert upon a qualified equity raise equaling $1,000,000 in proceeds. All holders have the option to convert the principal amount in addition to any unpaid accrued according to the convertible note agreements.

Additionally, in 2020, the Company borrowed approximately $90,000 in funds under the Paycheck Protection Program ("PPP") administered by the US Small Business Administration. The PPP loans are generally forgivable if specified terms of using the funds are met. The Company expects to meet these terms.

Also, in 2020, the Company received $388,339 in loan notes, net of offering costs of $7,156 from a Regulation CF offering conducted on Microventures.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has common and preferred stock. The Company has 15,000,000 shares of common stock and 6,904,805 shares of preferred stock authorized.

The classes of stock have the following rights. Common stock shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of preferred stock in liquidation preference. The shares of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and may not be generating cash from operations if the Company's owner and founder was paid a market-based rate of compensation. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – VENDOR COST SHARE

In 2020 and 2019, the company received $4,331,334 and $769,498 respectively in contributions towards their cost sharing obligations and reimbursement for ongoing United States Department of Energy (US DOE) contracts from various vendors and the State of Washington. The company has five agreements currently in place with US DOE, the latest of which will expire in May 2022. These agreements are stage-gated and the company will have to meet various technical milestones and fund-raising milestones to meet cost sharing obligations in order to continue to receive funding. Per these agreements, eighty cents on every dollar the company spends on approved contracts, per the agreements, are reimbursed and recognized by US DOE.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $2,999,994.90 of Common Stock in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through StartEngine, a FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through July 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Oscilla Power

$0.00

Reasons to Invest

"Our Triton Wave Energy Converter plans to unlock the tremendous renewable energy potential of the world's oceans."

THE PROBLEM

Reliable Renewable Energy Has Been Too Expensive

Various Energy/Power Sources Degrees of Utilization (Hours/Year)

90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Solar
Wind
Wind
Wave

Ocean Wave Energy Is A Massive Global Resource

And It Peaks When Other Resources Are Low

But Wave Energy Power Generation Is Expensive

THE SOLUTION

Unlocking the Potential of Wave Energy

Multimode Energy Capture

High Efficiency Energy Capture & Conversion

Low Cost "Tow and Drop" Installation

High Survivability and Reliability

THE MARKET

The Fast-Growing Future of Renewable Energy

Global Wave Energy Market Projections (2019-2027)

$21.65B
2019
2021
2023
2025
2027

Wave Energy

Significant potential supply

Greater predictability than wind or solar

Low impact on environment

OUR TRACTION

Our Prototypes Are Ready for Demonstration

16 Patents Granted

WHAT WE DO

We Made Wave Energy More Efficient and Cost Effective

Operation and Installation

The electrical cable is then connected

THE BUSINESS MODEL

Partnerships with Existing Suppliers for Utilities-Scale Wave Energy

Sub-components
Sub-Component Suppliers
Oscilla Power
Power generation equipment (WECs)
Corporates or Utilities
Energy Project Developers
Electric power

Triton WEC Anticipated Price

$2M-$2.5M per 1 MW unit

HOW WE ARE DIFFERENT

Efficient, Resilient, and Cost-Effective

THE VISION

We Are the Future of Renewable Energy

Target Early Adopters

California
Oregon
Washington
Hawaii

India
UK
Portugal
Canada
Japan
South Africa
Australia
New Zealand

OUR LEADERSHIP

Scientists and Entrepreneurs Experienced in Commercializing Technological Breakthroughs

Dr. Balky Nair

Co-founder | President | CEO

Rahul Shendure

Chairman | Board of Directors

Dr. Tim Mundon

VP Engineering

Kristin Martinez

Director

Rick Luebbe

Director

WHY INVEST

Help Us Bring Renewable Energy into the Future

In the Press

Meet Our Team

Offering Summary

Company	Oscilla Power, Inc.
Corporate Address	[illegible]
Offering Minimum	[illegible]
Offering Maximum	[illegible]
Minimum Investment Amount (per investor)	[illegible]

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	[illegible]
Maximum Number of Shares Offered	[illegible]
Price per Share	[illegible]
Pre-Money Valuation	[illegible]

Irregular Use of Proceeds

Offering Details

Form C Filings

Risks

Updates

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:38 PM 06/24/2021
FILED 06:38 PM 06/24/2021
SR 20212546466 - File Number 4717829

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

OSCILLA POWER, INC.

The undersigned, Balakrishnan Nair, hereby certifies that:

1. He is the duly elected and acting Chief Executive Officer of Oscilla Power, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 6, 2009 under the name HSR, Inc.

3. The Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of Delaware on October 26, 2011.

4. The Second Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of Delaware on March 11, 2013.

5. The Third Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of Delaware on December 18, 2013.

6. The Fourth Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of Delaware on August 27, 2015.

7. The Fourth Amended and Restated Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

"ARTICLE I

The name of this corporation is Oscilla Power, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time ("Delaware General Corporation Law").

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two (2) classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 17,487,080 shares, each with a par value of $0.0001 per share. 12,000,000 shares shall be Common Stock, and 5,487,080 shares shall be Preferred Stock.

(B) **Rights, Preferences, Privileges, and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Fifth Amended and Restated Certificate of Incorporation may be issued from time to time in one

(1) or more series. The first series of Preferred Stock shall be designated "Series 1 Preferred Stock" and shall consist of 1,424,118 shares. The second series of Preferred Stock shall be designated "Series 2 Preferred Stock" and shall consist of 880,687 shares. The third series of Preferred Stock shall be designated "Series 3 Preferred Stock" and shall consist of 2,183,440 shares. The fourth series of Preferred Stock shall be designated "Series 3-B Preferred Stock" and shall consist of 397,835 shares. The fifth series of Preferred Stock shall be designated "Series 4 Preferred Stock" and shall consist of 601,000 shares The rights, preferences, privileges, and restrictions granted to and imposed on the Series 1 Preferred Stock, the Series 2 Preferred Stock, the Series 3 Preferred Stock, the Series 3-B Preferred Stock, and the Series 4 Preferred Stock are as set forth below in this Article IV(B). The Series 1 Preferred Stock, the Series 2 Preferred Stock, the Series 3 Preferred Stock, the Series 3-B Preferred Stock, and Series 4 Preferred Stock shall be collectively referred to as the "Preferred Stock" unless otherwise specified herein.

1.   **Dividend Provisions.**

(a)   The holders of shares of Preferred Stock shall be entitled to receive dividends, on a pari passu basis, payable out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of (a) $0.1176 per share per annum on each outstanding share of Series 1 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events); (b) $0.0691 per share per annum on each outstanding share of Series 2 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events); (c) $0.0814 per share per annum on each outstanding share of Series 3 Preferred Stock and Series 3-B Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events); and (d) $0.1123 per share per annum on each outstanding share of Series 4 Preferred Stock (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events). Such dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "Board of Directors"), and shall not be cumulative.

(b)   No dividends or other distributions shall be made with respect to the Common Stock, other than dividends payable solely in Common Stock to all stockholders on an as converted to Common Stock basis, unless (i) the full preferential dividends of the Preferred Stock set forth in Section 1(a) above shall have first been declared and paid or set apart for payment, and (ii) the holders of Preferred Stock participate ratably in such dividend or distribution on an as converted to Common Stock basis. Notwithstanding anything to the contrary in this Section 1, whether or not all declared dividends on the Preferred Stock shall have been paid or funds have been set aside therefor, the Corporation, at any time, out of funds legally available therefor (y) may repurchase shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal; or (z) may exercise any rights of first refusal that the Corporation may have with respect to transfers by certain stockholders of their shares of capital stock of the Corporation.

2.   **Liquidation.**

(a)   **Preference**. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series 3 Preferred Stock, Series 3-B Preferred Stock, and Series 4 Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series 1 Preferred Stock, Series 2 Preferred Stock, or Common Stock by reason of their ownership thereof, an amount equal to $1.018 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 3 Preferred Stock and Series 3-B Preferred Stock then held by such holders (the "Series 3 & 3-B Liquidation Preference"), and $1.4035 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 4 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 4 Preferred Stock then held by such holders (the "Series 4 Liquidation Preference"). If, in the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the assets available for distribution among the holders of the Series 3 Preferred Stock, Series 3-B Preferred Stock, and Series 4 Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the

Corporation legally available for distribution shall be distributed ratably among the holders of the Series 3 Preferred Stock, Series 3-B Preferred Stock, and Series 4 Preferred Stock on a pari passu basis. After payment in full of the Series 3 & 3-B Liquidation Preference and Series 4 Liquidation Preference, the holders of Series 1 Preferred Stock and Series 2 Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof: (i) $1.47 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 1 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 1 Preferred Stock then held by such holders (the "Series 1 Liquidation Preference"); and (ii) $0.8637 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 2 Original Issue Price") plus all declared but unpaid dividends, if any, for each share of Series 2 Preferred Stock then held by such holders (the "Series 2 Liquidation Preference"). If, in the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, and after the distribution of the Series 3 & 3-B Liquidation Preference to holders of Series 3 Preferred Stock and Series 3-B Preferred Stock, and the Series 4 Liquidation Preference to holders of Series 4 Preferred Stock, the assets and funds available for distribution among the holders of the Series 1 Preferred Stock and Series 2 Preferred Stock are insufficient to permit the payment to such holders of the full amount of the Series 1 Liquidation Preference and Series 2 Liquidation Preference, then the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series 1 Preferred Stock and Series 2 Preferred Stock on an pari passu basis in proportion to the respective Series 1 Liquidation Preference amount and Series 2 Liquidation Preference amount that each such holder is otherwise entitled to receive under this subsection (a).

(b)   **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation pro rata based on the number of shares of Common Stock held by each. Notwithstanding the foregoing, for purposes of determining the amount each holder of shares of any series of Preferred Stock is entitled to receive with respect to a liquidation, dissolution or winding up of the Corporation, each series of Preferred Stock shall be treated as if all holders of such series had converted such holders' shares of Preferred Stock into shares of Common Stock (a "Deemed Conversion") immediately before the liquidation, dissolution or winding up of the Corporation if, as a result of an actual conversion of such shares of Preferred Stock, holders of such series of Preferred Stock would receive (with respect to the shares of such series of Preferred Stock), in the aggregate, an amount greater than the amount that would be distributed to such holders of such series of Preferred Stock if such holders did not convert such shares of Preferred Stock into shares of Common Stock. Following any such Deemed Conversion, holders of Preferred Stock shall no longer be entitled to receive any payments pursuant to Section 2(a) of this Article IV for such shares of Preferred Stock.

(c)   **Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.** Shares of Preferred Stock shall not be entitled to convert into shares of Common Stock in order to participate in any distribution without first foregoing participation in the distribution, or series of distributions, as shares of Preferred Stock.

(d)   **Certain Acquisitions.**

(i)   **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation (each, a "Deemed Liquidation") shall be deemed to occur (unless the holders of at least a majority of the Preferred Stock then outstanding and entitled to vote, voting together as a single class and on an as-converted to common basis, shall determine otherwise) if the Corporation shall sell, convey, lease, out-license (other than as part of the Corporation's generally available commercial product or service), or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or other entity or person, or effect any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, or effect any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of; *provided, however,* that this Section 2(d)(i) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation or to a sale of stock for the purpose of raising capital.

(ii)   **Valuation of Consideration.** In the event of a Deemed Liquidation as described in Section 2(d)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange or the Nasdaq Stock Market, the value shall be deemed to be the weighted average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

(2)   If actively traded over-the-counter, the value shall be deemed to be the weighted average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith and unanimously approved by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock (on an as converted to common basis).

3.   **Redemption.** The holders of Preferred Stock shall have no rights to require the Corporation to redeem the Preferred Stock.

4.   **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   **Right to Convert.** Subject to Section 4(c) below, each share of Series 1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.47 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 1 Original Issue Price") by the per share conversion price for the Series 1 Preferred Stock (the "Series 1 Conversion Price"), which as of the Purchase Date (as defined below) for Series 4 Preferred Stock shall be $1.2841. Subject to Section 4(c) below, each share of Series 2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.8637 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 2 Original Issue Price") by the per share conversion price for the Series 2 Preferred Stock (the "Series 2 Conversion Price"), which shall initially be $0.8637. Subject to Section 4(c) below, each share of Series 3 Preferred Stock and Series 3-B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.018 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 3 & 3-B Original Issue Price") by the per share conversion price for the Series 3 Preferred Stock and Series 3-B Preferred Stock (the "Series 3 & 3-B Conversion Price"), which shall initially be $1.018. Subject to Section 4(c) below, each share of Series 4 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.4035 per share (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) (the "Series 4 Original Issue Price") by the per share conversion price for the Series 4 Preferred Stock (the "Series 4 Conversion Price"), which shall initially be $1.4035. The initial Conversion Price for each series of Preferred Stock shall be subject to adjustments as set forth in Section 4(d) below.

(b)   **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), which results in aggregate cash proceeds to the Corporation of $30,000,000 (before underwriting discounts and commissions) and a per share price of at least three (3) times the Series 4 Original Issue Price (the "Qualified IPO") or (ii) the date specified by written consent or agreement of the holders of a simple majority of the then outstanding shares of Preferred Stock. In the event of the automatic conversion of the Preferred Stock in connection with a Qualified IPO or a written consent, the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred Stock shall be deemed to have converted such Preferred Stock immediately prior to the closing of such sale and issuance of securities or upon the date specified in such written consent, as the case may be.

(c)   **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such shares of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board of Directors as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted; and (ii) in cash (at the Common Stock's fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock; *provided, however*, that in the event of an automatic conversion pursuant to Section 4(b) of this Article IV, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided, further, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Preferred Stock either are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender or automatic conversion, as applicable, of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)   **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances and Splits and Combinations.** The applicable Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)   **Issuance of Additional Stock below Purchase Price.** If the Corporation shall issue, after the date upon which any shares of Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price in effect for such series immediately prior to the issuance of such Additional Stock, the

Conversion Price in effect for such series immediately prior to such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i).

        (A)   **Adjustment Formula.** Whenever the Conversion Price of a series is adjusted pursuant to this Section (4)(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price then in effect for such series by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below.

        (B)   "**Additional Stock**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by the Corporation after the Purchase Date other than:

        (1)   The issuance (or deemed issuance) of shares of Common Stock to employees, officers, consultants, or directors of the Corporation, or other persons performing services for the Corporation, directly or pursuant to a stock option plan or restricted stock plan or agreement approved by the Board of Directors (including but not limited to Common Stock issued, or issuable pursuant to options granted, prior to the effective date of this Fifth Amended and Restated Certificate of Incorporation);

        (2)   Capital stock, or warrants or options to purchase capital stock, issued in connection with bona fide acquisition transactions, provided that such transaction was approved by the Board of Directors, including at least one of the Preferred Directors (as defined below);

        (3)   Capital stock, or options or warrants to purchase capital stock, issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, provided that such transaction was approved by the Board of Directors;

        (4)   Common Stock or other underlying security actually issued upon the conversion, exchange, or exercise of any derivative security (including but not limited to the Series 1 Preferred Stock, the Series 2 Preferred Stock, the Series 3 Preferred Stock, the Series 3-B Preferred Stock, and the Series 4 Preferred Stock);

        (5)   Common Stock issued or issuable in or under a Qualified IPO;

        (6)   Common Stock issued pursuant to stock splits and common-stock-on-common-stock dividends, as described in Section 4(d)(ii) hereof; or

        (7)   Capital stock or other underlying security issued or issuable pursuant to currently outstanding options, warrants, notes or other rights to acquire securities of the Corporation.

No adjustment in the number of shares of Common Stock into which a share of Preferred Stock is convertible shall be made by adjustment of the Conversion Price with respect to the issuance or deemed issuance of Additional Shares or otherwise, if (i) the Board of Directors, including at least one of the Preferred Directors, waives such adjustment; or (ii) the holders of at least a simple majority of the outstanding shares of Preferred Stock (voting together as a single class and on an as converted to common basis) waive such adjustment.

        (C)   **No Fractional Adjustments.** No adjustment of the Conversion Price for any series of Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3)-years from the date of the event giving rise to the adjustment being carried forward.

(D)   **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)   **Deemed Issuances of Common Stock.** In the case of the issuance (whether before, on, or after the Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 4(d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Preferred Stock to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4(d)(i)(E)(1) and 4(d)(i)(E)(2) shall be appropriately adjusted to reflect any change, termination, or expiration of the type described in either Section 4(d)(i)(E)(3) or 4(d)(i)(E)(4).

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Section (4)(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(3) and 4(d)(i)(E)(4), no adjustment of the Conversion Price of any series of Preferred Stock pursuant to this Section 4(d)(i) shall have the effect of increasing the Conversion Price for such series of Preferred Stock above the Conversion Price for such series in effect immediately prior to such adjustment.

(ii) **Stock Splits and Dividends.** In the event the Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(iii) **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(e) **Other Distributions.** Except as otherwise adjusted in this Section 4, in the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or Section 1 of this Article IV(B), then, in each such case for the purpose of this Section 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Impairment.** The Corporation will not, by amendment of its Fifth Amended and Restated Certificate of Incorporation (except in accordance with Section 6 hereof and applicable law) or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(h)   **No Fractional Shares and Certificate as to Adjustments.**

(i)   No fractional shares shall be issued upon the conversion of any shares of Preferred Stock. The number of shares issuable to any holder upon conversion of any Preferred Stock shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined and unanimously approved by the Board of Directors) on the date of conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Preferred Stock.

(i)   **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fifth Amended and Restated Certificate of Incorporation.

(k)   **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5.   **Voting Rights.**

(a)   Voting Rights of Preferred Stock. The holder of each share of Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, Series 3-B Preferred Stock, and/or Series 4 Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such share of Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, Series 3-B Preferred Stock, or Series 4 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation (the "Bylaws"), and, except as specifically set forth herein, as required by law, or as set forth in that certain Fourth Amended and Restated Voting Agreement, by and among the Corporation and the signatories thereto, as amended from time to time, such holder shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series 1 Preferred Stock, Series 2 Preferred Stock, Series 3 Preferred Stock, Series 3-B Preferred Stock, and Series 4 Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Change in Number of Authorized Shares. The number of authorized shares of Common Stock may be changed with the affirmative approval by the holders of a majority of the then outstanding shares of Preferred Stock (voting on an as-converted to common basis) and Common Stock, voting together as single group, and without a separate class vote by the Common Stock, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(c) Voting for the Election of Directors. The Board of Directors shall consist of five (5) members. Three (3) members of the Company's Board of Directors shall be elected by holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued on conversion of Preferred Stock) voting as a separate class (the "Common Directors"). As long as at least 1,000,000 shares of Series 3 Preferred Stock are outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), the holders of a majority of Series 3 Preferred Stock, voting as a separate series (and on an as-converted to common basis), shall be entitled to elect one (1) member of the Board of Directors (the "Series 3 Preferred Director"); *provided, however*, in the event there are less than 1,000,000 shares of Series 3 Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), but there are at least 1,000,000 shares of Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), then in lieu of the foregoing, the holders of a majority of the Preferred Stock, voting as a separate class (and on an as-converted to common basis), shall elect such director; *provided, further, however*, in the event there are less than 1,000,000 shares of Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), then in lieu of the foregoing, such director shall be elected by a majority of all shares of Preferred Stock and Common Stock then outstanding (on an as-converted to common basis), voting together as a combined group. So long as at least an aggregate of 1,300,000 shares of Series 1 Preferred Stock, Series 2 Preferred Stock, and Series 4 Preferred Stock are outstanding, one (1) member of the Company's Board of Directors shall be elected by holders of a majority of the outstanding shares of Series 1 Preferred Stock, Series 2 Preferred Stock, and Series 4 Preferred Stock, voting together as a separate series (and on an as-converted to common basis)(collectively with the Series 3 Preferred Director, the "Preferred Directors"); *provided, however*, in the event there are less than an aggregate of 1,300,000 shares of Series 1 Preferred Stock, Series 2 Preferred Stock, and Series 4 Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), then in lieu of the foregoing, such director shall be elected by a majority of all shares of Preferred Stock and Common stock then outstanding (on an as-converted to common basis), voting together as a combined group.

(d) Vacancies on the Board of Directors. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Fifth Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided, however,* that where such vacancy occurs among the directors elected by the holders of a class, group, or series of stock (voting separately to the exclusion of any other class, group, or series), the holders of shares of such class, group, or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders, or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class, group, or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of a majority of that class, group, or series of stock represented at the meeting or pursuant to written consent.

6. **Protective Provisions.**

(a) **Preferred Stock**. So long as at least 1,550,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of at least a simple majority of the then outstanding shares of the Preferred Stock, voting together as a single class on an as converted to common basis:

(i) authorize or issue, or obligate itself to issue, any other security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with, any series of Preferred Stock;

(ii) effect a Deemed Liquidation;

(iii) change the number of authorized directors on the Board of Directors;

(iv) purchase or redeem or pay any dividend on any capital stock other than (a) stock repurchased from current or former employees or consultants in connection with the cessation of their employment or services in accordance with the terms of such employment or services agreements, (b) pursuant to the Company exercising its right of first refusal as set forth in that certain Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated on or about the date of first issuance of a share of Series 3-B Preferred Stock (the "Series 3-B Issuance Date"), by and among the Corporation and the signatories thereto, as amended from time-to-time; or (c) dividends paid pursuant to Section (B)1.(c) of Article IV of this Fifth Amended and Restated Certificate of Incorporation; or

(v) otherwise commit or agree to do any of the matters set forth in subsections (i) through (iv) above.

(b) **Series 4 Preferred Stock**. So long as at 150,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Series 4 Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a simple majority of the then outstanding shares of Series 4 Preferred Stock, voting together as a separate series:

(i) increase or decrease the total number of authorized shares of Series 4 Preferred Stock; or

(ii) amend the Fifth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner which materially adversely affects the holders of the Series 4 Preferred Stock; or

(iii) alter or change the rights, preferences, or privileges of the shares of Series 4 Preferred Stock; or

(iv) otherwise commit or agree to do any of the matters set forth in subsections (i) through (iii) above.

(c) **Series 3-B Preferred Stock**. So long as at least 150,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Series 3-B Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a simple majority of the then outstanding shares of Series 3-B Preferred Stock, voting together as a separate series:

(i)   increase or decrease the total number of authorized shares of Series 3-B Preferred Stock;

(ii)   amend the Fifth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner which materially adversely affects the holders of the Series 3-B Preferred Stock;

(iii)   alter or change the rights, preferences, or privileges of the shares of Series 3-B Preferred Stock;

(iv)   otherwise commit or agree to do any of the matters set forth in subsections (i) through (iii) above.

(d)   **Series 3 Preferred Stock.** So long as at least 675,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Series 3 Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a simple majority of the then outstanding shares of Series 3 Preferred Stock, voting together as a separate series:

(i)   increase or decrease the total number of authorized shares of Series 3 Preferred Stock;

(ii)   amend the Fifth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner which materially adversely affects the holders of the Series 3 Preferred Stock;

(iii)   alter or change the rights, preferences, or privileges of the shares of Series 3 Preferred Stock;

(iv)   create or authorize the creation of any indebtedness of the Corporation in excess of a cumulative total of U.S. Five Million Dollars ($5,000,000); or

(v)   otherwise commit or agree to do any of the matters set forth in subsections (i) through (iv) above.

(e)   **Series 2 Preferred Stock.** So long as at least 210,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Series 2 Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a simple majority of the then outstanding shares of Series 2 Preferred Stock, voting together as a separate series:

(i)   increase or decrease the total number of authorized shares of Series 2 Preferred Stock; or

(ii)   amend the Fifth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner which materially adversely affects the holders of the Series 2 Preferred Stock; or

(iii)   alter or change the rights, preferences, or privileges of the shares of Series 2 Preferred Stock; or

(iv)   otherwise commit or agree to do any of the matters set forth in subsections (i) through (iii) above.

(f)   **Series 1 Preferred Stock**. So long as at least 440,000 shares (as adjusted for any stock split, dividend, combination or other recapitalization) of Series 1 Preferred Stock are issued and outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least 56% of the then outstanding shares of Series 1 Preferred Stock, voting together as a separate series:

(i)   increase or decrease the total number of authorized shares of Series 1 Preferred Stock; or

(ii)   amend the Fifth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner which materially adversely affects the holders of the Series 1 Preferred Stock; or

(iii)   alter or change the rights, preferences, or privileges of the shares of Series 1 Preferred Stock; or

(iv)   otherwise commit or agree to do any of the matters set forth in subsections (i) through (iii) above.

7.   **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.

(C)   **Common Stock.**

1.   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3.   **Redemption.** The holders of Common Stock shall have no rights to require the Corporation to redeem the Common Stock.

4.   **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, amend, or repeal Bylaws subject to restrictions contained herein.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

ARTICLE VII

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law or such other applicable state law, as so amended.

(B)   To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others. The Corporation's indemnity obligations set forth herein are primary and senior to any other indemnification obligations of any third party owed to any of the Corporation's officers or directors.

(C)   Any repeal or modification of the foregoing provisions of this Article VII shall be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer, or other person existing at the time of such repeal or modification."

* * *

The foregoing Fifth Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

Executed at Seattle, Washington on June 24, 2021.

DocuSigned by:

Balakrishnan Nair

AD9830722E9D438...

Balakrishnan Nair, Chief Executive Officer

4821-1373-8733, v. 2